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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendent No.  )*

NORTHWEST INDIANA BANCORP
(Name of Issuer)
Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)
667516108
(CUSIP Number)

Copy to:
Jon E. DeGuilio/Corporate Secretary	Claudia V. Swhier, Esq.
Northwest Indiana Bancorp	Barnes & Thornburg LLP
9204 Columbia Avenue	11 S. Meridian Street
Munster, Indiana 46321	Indianapolis, Indiana 46204
(219) 836-4400	(317) 236-1313
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	667516108

1	NAMES OF REPORTING PERSONS: David A. Bochnowski

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		70,325

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		266,063

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		70,325

WITH	10	SHARED DISPOSITIVE POWER:

		266,063

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	336,388 (includes options to acquire 10,920 shares)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	12.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	667516108

1	NAMES OF REPORTING PERSONS: Ann M. Bochnowski

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		24,990

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		258,966

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		24,990

WITH	10	SHARED DISPOSITIVE POWER:

		258,966

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	283,956

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1. Security and Issuer.
     This Schedule 13D is being filed to amend the statements previously filed by David A. Bochnowski and Ann M. Bochnowski on Schedule 13G.
     The class of equity securities to which this statement relates is the common stock, par value $1.00 per share (the “Common Stock”), of Northwest Indiana Bancorp (the “Issuer”), an Indiana corporation having its principal office at 9204 Columbia Avenue, Munster, Indiana 46321.
Item 2. Identity and Background.
     This statement is filed by David A. Bochnowski and Ann M. Bochnowski, husband and wife, residing at 10203 Cherrywood Lane, Munster, Indiana 46321. Both of the Reporting Persons are citizens of the United States.
     Mr. Bochnowski is the Chief Executive Officer of the Issuer and the Issuer’s wholly owned subsidiary, Peoples Bank SB, an Indiana savings bank. The address of the Issuer and Peoples Bank SB is the same as that set forth in Item 1 above.
     Mrs. Bochnowski is not employed. Her address is 10203 Cherrywood Lane, Munster, Indiana 46321.
     During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     The source of funds for the acquisition of the Common Stock has been personal funds.
Item 4. Purpose of Transaction.
     This Schedule 13D is being filed to update information previously reported on Schedule 13G.
     Neither of the Reporting Persons has any plans or proposals that relate to or would result in any of the following:
     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;
     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer’s business or corporate structure;
     (g) changes in the Issuer’s articles of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
     (j) any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
     As of the date of this statement, Mr. Bochnowski beneficially owns 336,388 shares of the Issuer’s Common Stock, which includes rights to acquire 10,920 shares upon the exercise of the options, representing a 12.0% interest in the Issuer. He has or will have the sole power to vote and dispose of the shares of the Issuer’s Common Stock that he beneficially owns, except with respect to 258,966 shares that he owns jointly with Mrs. Bochnowski.
     As of the date of this statement, Mrs. Bochnowski beneficially owns 283,956 shares of the Issuer’s Common Stock, representing a 10.1% interest in the Issuer. She has sole power to vote and dispose of the shares of the Issuer’s Common Stock that she beneficially owns, except with respect to the 258,966 shares that she owns jointly with Mr. Bochnowski.
     The Reporting Persons have not effected any transactions in the Common Stock within 60 days of the date of this Schedule 13D, except that on December 19, 2006, Mrs. Bochnowski gifted 16,456 shares to Mr. Bochnowski.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the shares of the Issuer’s Common Stock.
Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement

Signatures
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2007	/s/ David A. Bochnowski

David A. Bochnowski

/s/ Ann M. Bochnowski

Ann M. Bochnowski

Exhibit Index

Exhibit No.	Description	Location

A	Joint Filing Agreement	Attached

Exhibit A
Joint Filing Agreement
     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned persons hereby agrees and consents to the filing of a single Schedule 13D, and any and all future amendments thereto, with the Securities and Exchange Commission on their behalf in connection with their beneficial ownership of securities of NorthWest Indiana Bancorp.

Dated: February 12, 2007	/s/ David A. Bochnowski

David A. Bochnowski

/s/ Ann M. Bochnowski

Ann M. Bochnowski